UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2006

OR

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _________

Commission file number 0-23246

Daktronics, Inc.
        (Name of issuer of the securities held pursuant to the plan)

        A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Daktronics, Inc. 401(k) Plan

        B.     Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Daktronics, Inc.
331 32nd Avenue
Brookings, SD 57006

DAKTRONICS, INC. 401(k) PLAN
FORM 11-K
For the Plan Year Ended April 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
Daktronics, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Daktronics, Inc. 401(k) Plan as of April 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at April 30, 2006 and 2005, and changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of April 30, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
October 23, 2006

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
APRIL 30, 2006 AND APRIL 30, 2005

	April 30,	April 30,
	2006	2005

ASSETS
Investments of fair value
Daktronics, Inc. Common Stock	$36,926,414	$20,820,889
Mutual funds	20,676,344	14,373,255
Money market mutual fund	1,486,430	1,179,303
Common/collective trust	1,417,990	1,055,596
Participant notes receivable	946,614	835,772

	61,453,792	38,264,815

Receivables
Employer matching contributions	209,424	185,310
Employer profit sharing contributions	540,416	402,731
Employee contributions	91,468	77,229
Accrued interest	15,059	6,173

	856,367	671,443

Total assets	62,310,159	38,936,258

LIABILITIES
Cash deficit	83,858	68,735
Trustee fees payable	26,697	15,370
Excess contributions payable	57,359	43,807

Total liabilities	167,914	127,912

Net assets available for benefits	$62,142,245	$38,808,346

See accompanying notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEARS ENDED APRIL 30, 2006 AND APRIL 30, 2005

	April 30,	April 30,
	2006	2005

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$21,710,316	$80,727
Interest and dividends	494,242	243,494

	22,204,558	324,221

Contributions:
Employer	1,284,524	996,372
Participants	2,203,338	2,026,487

	3,487,862	3,022,859

Total additions	25,692,420	3,347,080

Deductions from net assets attributed to:
Benefits paid to participants	2,208,638	2,318,399
Administrative expenses	149,883	136,889

Total deductions	2,358,521	2,455,288

Net increase	23,333,899	891,792

Net assets available for benefits:
Beginning of year	38,808,346	37,916,554

End of year	$62,142,245	$38,808,346

See accompanying notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1.  SIGNIFICANT ACCOUNTING POLICIES

       Nature of business of Plan Sponsor:  Daktronics, Inc. (the “Company”) and its subsidiaries, the sponsoring employer companies, are engaged principally in the design, manufacture and sale of a wide range of electronic display systems which are sold in a variety of markets throughout the world and render related services, including content development, marketing and maintenance services. Our products are designed primarily to inform and entertain people through the communication of content.

        Basis of accounting:  The accompanying financial statements are prepared on the accrual basis of accounting.

        Use of estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Investment valuation and income recognition:  The Daktronics, Inc. 401(k) Plan (the “Plan”) investments are stated at fair value as determined by quoted market prices on the last business day of the Plan year. Participant notes receivable are valued at their outstanding balances, which approximated fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Payment of benefits:   Benefit payments are recorded when paid.

Note 2.  INFORMATION REGARDING THE PLAN

        The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

        General:  The Plan is a defined contribution plan providing benefits for substantially all employees of Daktronics, Inc. and its U.S.–based subsidiaries (the Company) who have attained 21 years of age and have completed one year of service. Notwithstanding the preceding, employees are eligible to make salary deferrals to the Plan upon completion of three months of service and attainment of 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        Administration:  The Company has appointed an Administrative Committee to manage the day-to-day operation and administration of the Plan and an Investment Committee to select and monitor the investments of the Plan.

        Plan amendments:  Effective November 23, 2004, the Plan was amended to afford employees hired as a result of an acquisition an appropriate service credit for the length of employment with their former company for purposes of determining eligibility, vesting and contribution allocations for the Plan.

        Effective March 28, 2005, the Plan was amended due to a change in the law with respect to automatic rollover provisions. If the participant terminates employment, and the participant's vested interest exceeds $1,000, a distribution may be made to an individual retirement account for the benefit of the participants if a rollover or distribution is not elected by the participant.

        Participant’s contributions:  Participants may elect to have the Company contribute a percentage of their eligible pre-tax compensation not to exceed the maximum amount allowable under the Code. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

        Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

        Employer contributions:  The Company may make discretionary profit sharing contributions to the accounts of eligible participants as defined in the Plan and as approved by the Board of Directors. In the twelve months ending April 30, 2006 and April 30, 2005, respectively, the Company matched 50% of the first 6% of each eligible participant’s contribution. Additional discretionary contributions were made for year ended April 30, 2006 equal to 1.7% of pay to a maximum of $162.50 per quarter per participant and for the year ended April 30, 2005 equal to 1.5% of pay to a maximum of $137.50 per quarter per participant.

        Participants’ accounts:  Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings, and it is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefits that can be provided from the participant’s vested account.

        Vesting:  Participants are immediately vested in their voluntary contributions, including rollover contributions from other qualified plans, plus actual earnings thereon. The remainder of their accounts are vested according to the number of years of continuous service. The employee’s accounts become fully vested after five years of credited service, vesting at the rate of 20% per year commencing after one year of service.

        Payment of benefits:  Distributions of a participant’s vested account balance are made as soon as administratively possible following his or her retirement, total disability, death or termination of employment. The amount of distribution under the Plan is equal to the participant’s vested account balance. If the participant has any loan balance at the time of distributions, the amount of cash available to the participant or beneficiary is reduced by the outstanding principal balance of the loan.

        Investment fund information: Participants may individually direct employee contributions in various mutual funds, common/collective trusts, money market accounts and Daktronics, Inc. common stock. Participants may change their investment options daily.

        Participant loans:  Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the participant notes fund. Loan terms range from one to five years, or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a commercially reasonable rate of interest, which the Company has determined to be the prime rate as determined by the Plan’s Trustee. Changes in the prime rate are implemented by the Trustee when it is reasonably administratively feasible to do so. Principal and interest is paid ratably no less than biweekly through payroll deductions.

        Forfeited accounts:  During the years ended April 30, 2006 and April 30, 2005, respectively, forfeitures due to the non-vested accounts of terminated participants of $15,474 and $4,235 were used to reduce employer contributions.

        Administrative expenses: Administrative expenses consisting of investment management services fees and audit fees are paid by the Plan using forfeitures of the Company's contributions, and any remaining balance is netted against investment returns.

Note 3.  INVESTMENTS

        During the years ended April 30, 2006 and April 30, 2005, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	April 30, 2006	April 30, 2005

Common stock	$18,437,809	$(804,031)
Common collective trust	3,215,807	844,883
Mutual funds	56,700	39,875

	$21,710,316	$80,727

        Investments that represent 5% or more of the fair value Plan’s net assets as of April 30, 2006 and 2005 are as follows:

	April 30, 2006	April 30, 2005

Investments, at fair value:
Daktronics, Inc. Common Stock	$36,926,414	$20,820,889
Investment Company of America Fund	4,681,732	3,763,455
Growth Fund of America Fund	3,602,854	2,334,057
Euro Pac Growth Fund	4,501,803	2,583,979

        Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investment is as follows:

	April 30, 2006	April 30, 2005

Investments, at fair value:
Daktronics, Inc. Common Stock	$36,926,414	$20,820,889

	April 30, 2006	April 30, 2005

Changes in net assets due to:
Contributions	$1,149,908	$1,388,094
Dividends	99,760	–
Net realized and unrealized (depreciation) appreciation in fair value	18,338,048	(804,031)
Distributions to participants	(3,482,191)	(2,059,642)

	$16,105,525	$(1,475,579)

        The above includes both participant and non-participant-directed activity related to the investment in Company stock.

Note 4.  PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 5.  TAX STATUS

        The underlying standardized prototype plan has received an opinion letter from the Internal Revenue Service dated August 30, 2001 stating that the written form of the underlying prototype document is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 6.  RISKS AND UNCERTAINTIES

        The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7.  SUBSEQUENT EVENTS

        On May 25, 2006, the Board of Directors of Daktronics, Inc. declared a two-for-one stock split in the form of a stock dividend, payable to stockholders of record on June 8, 2006. All data related to common shares of Daktronics, Inc. has been retroactively adjusted based on the new shares outstanding after the effect of the split for all periods presented. On the same date, the Board also declared an annual dividend payment of $.06 per share (as adjusted for the two-for-one stock split declared by the Board of Directors on May 25, 2006) on the common stock.

DAKTRONICS, INC. 401(k) PLAN
EIN-46-0306862 PLAN 002
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
APRIL 30, 2006

Identity of Issue, Borrower, Lessor, or Similar Party	Shares	Cost	Current Value

Common Stock:
Daktronics, Inc. Common Stock*	1,883,040	$4,992,934	$36,926,414
Common collective trust:
Wells Fargo Stable Return Fund*	36,818	1,350,531	1,417,990
Mutual Funds
Pimco Total Return Fund	99,898	1,074,073	1,028,946
Euro Pacific Growth Fund	96,834	3,220,365	4,501,803
Growth Fund of America Fund	109,910	2,844,997	3,602,854
Investment Company of America Fund	140,804	5,628,234	4,681,732
Lord Abbett Mid-Cap Value Fund	49,614	1,053,296	1,118,799
MFS Total Return Fund	137,817	1,957,792	2,177,512
T Rowe Price Mid-Cap Growth Fund	24,004	1,205,428	1,381,675
T Rowe Price Small Capitalization Fund	54,516	1,550,257	1,990,389
Wells Fargo Index Fund*	3,647	180,222	192,634

		18,714,664	20,676,344
Money market mutual fund:
Wells Fargo Short-term Money Market Fund*	1,486,430	1,486,430	1,486,430
Participant notes receivable:
with interest rates ranging from
4.25% to 10.5%, maturing through
November, 2013		946,614	946,614

		$27,491,173	$61,453,792

_________________

*Indicates a party-in-interest to the plan.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DAKTRONICS, INC. 401(k) PLAN

By:	/s/ William R. Retterath
William R. Retterath, Chief Financial Officer

By:	/s/ Carla S. Gatzke
Carla S. Gatzke, Plan Administrator

Date: October 27, 2006